UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 88289 / February 26, 2020

ADMINISTRATIVE PROCEEDING
File No. 3-19295

In the Matter of **Axiom Corp., Smartchase Corp., and Veracity Management Global, Inc. n/k/a Santa Fe Resource Development, Inc.,** **Respondents.**	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO VERACITY MANAGEMENT GLOBAL, INC. N/K/A SANTA FE RESOURCE DEVELOPMENT, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Veracity Management Global, Inc. n/k/a Santa Fe Resource Development, Inc. ("VCMG" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on July 31, 2019, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Veracity Management Global, Inc. n/k/a Santa Fe Resource Development, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   VCMG (CIK No. 1391750) is a void Delaware corporation located in Dallas, Texas with a class of securities registered with the Commission under Exchange Act Section 12(g). As of July 22, 2019, the common stock of VCMG (Symbol VCMG) was quoted on OTC Link (formerly Pink Sheets) operated by OTC Markets, Inc., had six market makers and was eligible for the Piggyback exception of Exchange Act Rule 15c2-11(f)(3)

     2.   VCMG has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 2016.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. The revocation is effective as of February 27, 2020.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

Vanessa A. Countryman
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.